FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR July 13, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      July 13, 2006

3.    Press Release
      -------------

      July 13, 2006

4.    Summary of Material Change
      --------------------------

Buenos Aires, Argentina - DynaMotive Energy Systems Corporation (OTCBB:
DYMTF) and Tecna SA jointly announced today that they have entered into two contracts. The first contract relates to the design and fabrication of the pyrolysis modules of a 200 tpd plant for Western Canada and is valued at $9.5 million. These funds will be paid to Tecna over the fabrication and commissioning period. Under this agreement, Tecna will develop, procure and manage the fabrication, erection and commissioning of the pyrolysis element of a plant at a site established
by DynaMotive.    As previously disclosed by DynaMotive, this
development is on track and the plant is expected to be operational in the third quarter of 2007. The plant design will be similar to the plant currently under fabrication by DynaMotive.

The second contract provides for research and development of the conceptual design for what is intended to be an advanced generation pyrolysis system, which DynaMotive expects to be ready to market in 2008. Through this contract, DynaMotive intends to capitalize on know-how developed in the 100 tpd and 200 tpd plants previously built and presently under construction in order to advance its leadership position in the industry. A cornerstone of DynaMotive's market strategy is to continuously advance its technology while providing sound engineering solutions. The project development time is estimated at 12 months. Under this agreement, Tecna is expected to deliver completed conceptual design and related engineering documentation. DynaMotive's design goals include, but are not limited to, plant energy efficiency and designs that provide for more efficient fabrication, operation and maintenance. This contract is valued at $ 500,000, to be paid over the 12 month term of the contract.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 13th day of July 2006.


                 DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)   "Andrew Kingston"
                                      ---------------
                                      Andrew Kingston
                                      President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release: July 13, 2006

DynaMotive and Tecna Enter into Contract for Supply of 200 tpd Plant for
                             Western Canada
                                  and
                Development of Advanced Pyrolysis Plant

Buenos Aires, Argentina - DynaMotive Energy Systems Corporation (OTCBB:
DYMTF) and Tecna SA jointly announced today that they have entered into two contracts. The first contract relates to the design and fabrication of the pyrolysis modules of a 200 tpd plant for Western Canada and is valued at $9.5 million. These funds will be paid to Tecna over the fabrication and commissioning period. Under this agreement, Tecna will develop, procure and manage the fabrication, erection and commissioning of the pyrolysis element of a plant at a site established by
DynaMotive.    As previously disclosed by DynaMotive, this development
is on track and the plant is expected to be operational in the third quarter of 2007. The plant design will be similar to the plant currently under fabrication by DynaMotive.

The second contract provides for research and development of the conceptual design for what is intended to be an advanced generation pyrolysis system, which DynaMotive expects to be ready to market in 2008. Through this contract, DynaMotive intends to capitalize on know-how developed in the 100 tpd and 200 tpd plants previously built and presently under construction in order to advance its leadership position in the industry. A cornerstone of DynaMotive's market strategy is to continuously advance its technology while providing sound engineering solutions. The project development time is estimated at 12 months. Under this agreement, Tecna is expected to deliver completed conceptual design and related engineering documentation. DynaMotive's design goals include, but are not limited to, plant energy efficiency and designs that provide for more efficient fabrication, operation and maintenance. This contract is valued at $ 500,000, to be paid over the 12 month term of the contract.

DynaMotive confirmed it has secured funding for both projects.

About TECNA SA

Based in Buenos Aires, Argentina, Tecna S.A. is a major engineering and construction company that has played a leading role in the oil and gas sector in Latin America and internationally. Tecna has a proven track record as an EPC contractor in the energy sector, delivering high quality installations and providing project completion guarantees for multinational energy companies. After 30 years in the market, Tecna is a sound and experienced Company that has extended well beyond the boundaries of Argentina.



About DynaMotive

DynaMotive's BioOil is produced using patented technology that converts forest and agricultural wastes such as bark, sawdust and sugar cane bagasse into a liquid fuel. Unlike fossil fuels, BioOil is renewable, clean burning, low in emissions and is greenhouse gas neutral. As a clean fuel for power generation in gas turbines, diesel engines and boilers, BioOil presents significant market opportunities. The Company and its partners are also engaged in research and development on a range of derivative products that will further enhance the market and value for BioOil as an alternative fuel and product source.



For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000        Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com                 Website: www.dynamotive.com



Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission